Canadian Pacific, Kansas City Southern Assert Right to Have Transaction Reviewed Under Waiver Granted to KCS in 2001 Surface Transportation Board Has All Tools Necessary for Full Public Interest Assessment, Filing Says First U.S.-Mexico-Canada Rail Network Would Create New Competition and Benefits for Customers CALGARY and KANSAS CITY, Mo. – April 12, 2021 – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) ("CP") and Kansas City Southern (NYSE: KSU) ("KCS") today made a filing with the Surface Transportation Board (“STB”) asserting their right to have the STB review their combination under a waiver the STB granted to KCS in 2001. The filing was made in response to objections to the application of the KCS waiver that were filed with the STB by competitors and others. The STB granted KCS, the smallest of the Class 1 railways, an exemption from the new merger rules in 2001 because a combination involving KCS did not raise the same concerns that any transaction between the larger six Class 1s might create. CP and KCS explained in their filing that the logic under which the 2001 exemption was granted remains valid today. The combination would provide stronger competition against the larger Class 1s that grew through mergers under the old rules. The filing states that the only impact on competition will be that the transaction forces the other Class 1s to “face more of it.” CP and KCS welcome a thorough and fair STB approval process for the planned creation of the first U.S.–Mexico–Canada rail network announced last month. Revoking the waiver would unnecessarily complicate and prolong the Board’s review. CP and KCS noted in the filing that “[n]o party has raised any basis for concern with the merits of the transaction itself; rather, they merely seek to make the already-robust regulatory review process more time-consuming and burdensome.” More than 375 shippers, ports, partners and customers have filed letters with the STB supporting the opportunity for a seamless, single-line route from Canada to Mexico. Supporters have asked for a swift and efficient process under the waiver to complete the transaction so the systems can be integrated, and the end-to-end benefits can be realized for the benefit of customers and all stakeholders. Former STB Board Member William Clyburn, Jr. said in a statement to the STB: “I believe that the reasons for adopting the KCS waiver from the New Merger Rules are just as valid today as they were back then, especially as applied to the proposed CP/KCS transaction.” Clyburn is uniquely positioned to provide this opinion because he cast the deciding vote in the Board’s decision to grant KCS a waiver from application of the New Merger Rules. Former U.S. Senator Byron Dorgan (D-ND) said in a letter filed to the STB: “No party here has objected or raised a concern specific to this transaction between CP and KCS, the two smallest railroads in the industry that would remain the smallest railroad even after their combination. It would not reduce competition for any customer and it injects additional competition with new single-line services. So, there are benefits to be extracted from this particular merger.” Dorgan continued, “And I urge the Board not to crack the dam that has held back harmful transcontinental mergers for more than two decades by applying the new merger rules to the CP-KCS proposal. The STB should apply the Old Rules to CP-KCS so that the new merger rules remain untested and their uncertain implications will continue to deter further consolidation.” Filed by Kansas City Southern Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Kansas City Southern (Commission File No. 001-04717) Date: 4/12/2021

Once combined, CP-KCS would remain the smallest of the Class 1s by revenue. In addition, there is no overlap in their networks, which will join seamlessly in Kansas City, MO. The filing outlines key reasons for affirming use of the 2001 waiver for KCS: 1. The CP-KCS application will contain all information necessary to meet the public interest assessment of the governing statute, including service assurances, competitive analysis, and system impacts. 2. CP and KCS are uniquely complementary and their combination is pro-competitive and poses none of the concerns that motivated the 2001 revisions. 3. All of the issues that objectors say require application of the 2001 rules can readily be addressed under the tried-and-true pre-2001 rules, with which the Board has considerable experience. 4. Applying the 2001 merger rules would unnecessarily complicate the review process and could impede the realization of the compelling benefits for rail customers and harm the public interest. 5. The application to the STB for a “plain vanilla” voting trust, of the kind customarily used in railroad mergers fits the pre-2001 rules and is not controversial. CP and KCS are seeking approval from the STB for the combination, which also remains subject to the approvals of CP and KCS shareholders and satisfaction of other customary closing conditions. The STB review is expected to be completed by the middle of 2022. For more information on the transaction and the benefits it is expected to bring to the full range of stakeholders, visit FutureForFreight.com. Forward Looking Statements and Information This news release includes certain forward-looking statements and forward-looking information (collectively, FLI). FLI is typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe", "likely" and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP's issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and México; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and México; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Méxican government of Kansas City Southern de México, S.A. de C.V.'s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long- term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains. We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements. About Canadian Pacific Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of CP. CP-IR

About KCS Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS' North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F- 4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC's website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403- 319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS's Corporate Secretary's Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC's website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION OF PROXIES This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP's directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS's directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available. For more information, please contact: Canadian Pacific Kansas City Southern Media Jeremy Berry Tel: 403-819-0571 jeremy_berry@cpr.ca; alert_mediarelations@cpr.ca Investment Community Chris De Bruyn Tel: 403-319-3591 investor@cpr.ca Media C. Doniele Carlson Tel: 816-983-1372 dcarlson@kcsouthern.com Investment Community Ashley Thorne Tel: 816-983-1530 athorne@kcsouthern.com